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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                        Lawrence Financial Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   519872-10-5
                    -----------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
                  --------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                              Page 1 of 5 pages

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-------------------------- ------------------------ ---------------------------
CUSIP NO. 519872-10-5                 13G            Page 2 of  5  Pages
--------------------------  ------------------------ ---------------------------

---     ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Lawrence Federal Savings Bank Employee Stock Ownership Plan

---     ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /_/
                                                        (b) /_/
---     ------------------------------------------------------------------------
3       SEC USE ONLY


---     ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        State chartered stock savings institution's employee stock benefit plan organized in Ohio.

-----------------  -----  ------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER
       SHARES                   55,866
    BENEFICIALLY
      OWNED BY     -----  ------------------------------------------------------
        EACH         6    SHARED VOTING POWER
     REPORTING                   6,200
       PERSON
        WITH       -----  ------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
                                62,066

---     ------------------------------------------------------------------------
8       SHARED DISPOSITIVE POWER
               -0-

---     ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              62,066

---     ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---     ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              8.0% of 775,827 shares of Common Stock outstanding as of December 31, 2000.

---     ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!


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          LAWRENCE FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            Lawrence Financial Holdings, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            311 South Fifth Street
            Ironton, OH 45638

Item 2(a)   Name of Person Filing:
            Lawrence Federal Savings Bank Employee Stock Ownership Plan
            Trustee:  First Bankers Trust Company, N.A.
                      2321 Koch's Lane
                      Quincy, IL 62301

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            311 South Fifth Street
            Ironton, OH 45638

Item 2(c)   Citizenship:   State chartered stock savings institution's employee
                           stock benefit plan organized in Ohio.

Item 2(d) Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e)   CUSIP Number: 519872-10-5

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 2000, the reporting person beneficially owned 62,066 shares of the issuer. This number of shares represents 8.0% of the common stock, par value $0.01, of the issuer, based upon 775,827 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of 55,866 of the shares and shares voting power over 6,200 shares. The reporting person has the sole power to dispose or direct the disposition of 62,066 shares of common stock.




                              Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A












                              Page 4 of 5 pages

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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 7, 2001
                  --------------------------------------------
                                    (Date)

                               /s/ Carmen Walch
                  --------------------------------------------
                                 (Signature)

                                 Carmen Walch
                First Bankers Trust Company, N.A., as Trustee
                  --------------------------------------------
                                 (Name/Title)

















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